UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 8

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALESCO FINANCIAL INC.

(formerly Sunset Financial Resources, Inc.)

(Name of Subject Company (Issuer))

Alesco Financial Inc.

(formerly Sunset Financial Resources, Inc.)

(Name of Filing Person (Issuer and Offeror))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

867708109

(CUSIP Number of Class of Securities)

John J. Longino

Chief Financial Officer

Alesco Financial Inc.

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

(215) 701-9555

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Richard D. Pritz Kathleen L. Werner Clifford Chance US LLP 31 West 52nd Street New York, NY 10019 (212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$21,300,000.59	$2,280.00

(1)	Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the purchase of 2,652,553 shares of common stock, the maximum number of shares being sought in the tender offer, at the tender offer price of $8.03 per share.

(2)	$107 per million dollars of transaction value.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,675

Form or Registration No.: Schedule TO-I

Filing Party: Alesco Financial Inc. (formerly Sunset Financial Resources, Inc.)

Date Filed: September 8, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

This Amendment amends and supplements the tender offer statement on Schedule TO originally filed on September 8, 2006, as amended, by Alesco Financial Inc. (formerly Sunset Financial Resources, Inc.), a Maryland corporation. This Schedule TO relates to the offer by Alesco to purchase outstanding shares of its common stock, par value $0.001 per share.

The offer to purchase is hereby amended and supplemented by the information in the press release filed as Exhibit (a)(1)(N). All other terms and conditions set forth in the offer to purchase shall remain unchanged.

Pursuant to General Instruction F to Schedule TO, the information set forth in the offer to purchase, as amended hereby, is incorporated herein by reference in response to Items 1 through 11 in this Schedule TO, except for those Items as to which information is specifically provided in Alesco’s Schedule TO.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended by adding thereto the following:

(a)(1)(N)	Press release dated October 6, 2006

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALESCO FINANCIAL INC. (formerly Sunset Financial Resources, Inc.)

By:	/S/ JOHN J. LONGINO
Name: John J. Longino
Title: Chief Financial Officer

Dated: October 6, 2006